EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2012	2011	2012	2011
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$7,501	$3,808	$17,237	$6,168
Fixed charges (excluding preferred stock dividends)	1,517	1,912	3,232	3,826
Total earnings	9,018	5,720	20,469	9,994
Fixed charges:
Interest expense (excluding deposit interest)	1,440	1,836	3,073	3,673
Rent expense interest factor (1)	77	76	159	153
Preferred stock dividends (2)	—	238	—	761
Total fixed charges (excluding deposit interest)	1,517	2,150	3,232	4,587

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	5.94	2.66	6.33	2.18

Including Interest on Deposits:
Earnings:
Income before income taxes	$7,501	$3,808	$17,237	$6,168
Fixed charges (excluding preferred stock dividends)	3,806	5,586	8,068	11,485
Total earnings	11,307	9,394	25,305	17,653

Fixed charges:
Interest expense (including deposit interest)	3,729	5,510	7,909	11,332
Rent expense interest factor (1)	77	76	159	153
Preferred stock dividends (2)	—	238	—	761
Total fixed charges (including deposit interest)	3,806	5,824	8,068	12,246

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	2.97	1.61	3.14	1.44

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.

(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.